SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              Commission File Number: 33-47101

                           NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F     [ ] 10-Q    [ ] Form N-SAR

For period Ended:  October 3, 1998

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 ---------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION


Full Name of registrant: U.S. Industries, Inc.

Former name if applicable:  USI, Inc.

Address of principal executive office:  101 Wood Avenue South
                                        Iselin, NJ  08830


                        PART II. RULES 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

        The Registrant did not file an Amendment to its 1998 Annual Report on Form 10-K containing Part III information because it was unaware that its Proxy Statement, dated January 4, 1999, for its Annual Meeting of Stockholders had not been filed within 120 days of the Registrant's fiscal year end. Such Proxy Statement has now been filed. An Amendment to the 1998 Annual Report, containing Part III information, will be filed as soon as practicable.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
                                 George H. MacLean
                                 (732) 767-2236


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                               [X] Yes     [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes     [X] No

        If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment.)

        U.S. Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 2, 1999                    By: /s/ George H. MacLean
                                              ---------------------------------
                                              George H. MacLean
                                              Senior Vice President,
                                              General Counsel and Secretary








                                      3